

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 28, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares Each Representing 1/1,000 of a Share of 4.875% Cumulative Preferred Stock, Series Z, par value $.01 per share of PS Business Parks, Inc. under the Exchange Act of 1934.

Sincerely,

Ben Sawyer